Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A

Registration in the Securities Registry No. 306

Santiago, September 5, 2022

Ms.

Solange Berstein Jáuregui

President

Comisión para el Mercado Financiero (Commission for the Financial Market)

Av. Libertador Bernardo O´Higgins 1449

Ref.:	Registration of shares and convertible bonds in the Securities Registry; share price fixing; and beginning of the offer and placement of shares and convertible bonds.

Dear madam:

Pursuant to the provisions set forth in Article 9 and the second paragraph of Article 10 of Law No. 18,045, and in General Rule No. 30, of your Commission (the “Commission”), duly authorized, I hereby report the following MATERIAL FACT of LATAM Airlines Group S.A. (“LATAM” or the “Company”):

I. As informed by Material Fact on June 18, 2022, the reorganization and financing plan (the ” Plan of Reorganization”) previously approved by the Company’s Board of Directors was confirmed by resolution dated June 18, 2022, by the Court of Bankruptcy of the Southern District of New York that hears the reorganization proceeding (the “Chapter 11 Proceeding”) of LATAM and some of its direct and indirect subsidiaries (together with LATAM, the “Debtors”) under Chapter 11 of Title 11 of the Code of the United States of America. The Plan of Reorganization, which will allow the Debtors to successfully emerge from the Chapter 11 Proceeding, is binding for the Company. In compliance with the Plan of Reorganization, the Company’s Board of Directors adopted the agreements set forth in point II below.

II. In the Meeting held today, the Company’s Board of Directors adopted, among others, the following agreements:

1.	Notice was taken of the registration in the Securities Registry of the Commission of: (i) the 605,801,285,307 shares of the Company corresponding to the capital increase approved at the Company’s Extraordinary Shareholders Meeting held on July 5, 2022 (the “Meeting”); and (ii) the three classes of bonds convertible into shares of the Company whose issuance was also approved at the Meeting (jointly, the “Convertible Bonds”).

On September 2, 2022: (i) the aforementioned 605,801,285,307 shares were registered in the Securities Registry of the Commission under No. 1120; and (ii) the Convertible Bonds, in turn, were registered in the same Registry under No. 1116.

Of said 605,801,285,307 shares of the Company: (i) 531,991,409,513 shares will be used to respond to the conversion of the Convertible Bonds; and (ii) the remaining 73,809,875,794 shares will be offered preferentially to the shareholders and, the unplaced remainder, between the shareholders and/or third parties (the “New Common Stock”), in the terms approved at the Meeting;

2.	The placement price of the aforementioned 73,809,875,794 New Common Stock was set at US$0.01083865799 (zero point zero one zero eight three eight six five seven nine nine United States dollars). in turn, the subscription value of the Convertible Bonds will be US$1 per bond.

These values will be reported in the notices established in article 10 of the Corporations Regulations;

3.	It was agreed to start the offer and placement of the New Common Stock and the Convertible Bonds. In this regard, it was resolved that the legal preemptive rights offering period of 30 days for the New Common Stock and the Convertible Bonds run simultaneously, from September 13, 2022 to October 12, 2022.

The shareholders who have the preemptive right, both with respect to the New Common Stock and the Convertible Bonds, are those registered at midnight on September 7, 2022.

These dates and other essential details will be communicated through the publication of notices in the terms established in articles 10 and 26 of the Corporations Regulations;

4.	The notices that must be published in accordance with the Corporations Regulations are the following:

Notice	Publication Date	Newspaper

- Article 10 Notice	September 6, 2022	“La Tercera” of Santiago

- Article 26 Notice	September 13, 2022	“La Tercera” of Santiago

Sincerely yours,

Juan Carlos Menció

Legal Vice President

LATAM Airlines Group S.A.

c.c.:	Stock Exchange	- Santiago
	Electronic Stock Exchange of Chile	- Santiago